UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2014 Earnings

Monterrey, Mexico, July 24, 2014 – Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, consolidated results for the second quarter of 2014 today.[1]

Second Quarter 2014 Summary

OMA’s second quarter results reflect our successful strategy for revenue development, as well as the growth in passenger traffic – with both growing at double-digit rates. The Company continues to increase its generation of Adjusted EBITDA.

The principal results of the second quarter are:

▪	Total terminal passenger traffic increased 11.5% to 3.6 million in 2Q14. Domestic traffic increased 12.3%, and international traffic increased 6.9%. Volaris, VivaAerobus, Aeroméxico, Aeromar, Interjet, and TAR accounted for 95% of the increase in total traffic.
▪	Fourteen new domestic routes opened in the quarter, as a result of the combined efforts of the airlines and OMA to develop passenger traffic.
▪	Aeronautical revenues increased 11.4%, principally as a result of the growth in passenger traffic.
▪	Aeronautical revenues per passenger were Ps. 178.2.
▪	Non-aeronautical revenues increased 11.3% as a result of growth in diversification and commercial initiatives.
▪	Non-aeronautical revenues per passenger were Ps. 58.6.

[1] Unless otherwise stated, all references are to the second quarter of 2014 (2Q14), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 13.0235 per U.S. dollar as of March 31, 2013 and Ps. 13.0002 as of March 31, 2014.

▪	Total costs and operating expenses increased 4.0%. Cost of services and general and administrative expenses increased 0.2%.
▪	Adjusted EBITDA[2] increased 12.8% to Ps. 457 million. The Adjusted EBITDA margin increased 70 basis points to 53.9%.
▪	Consolidated net income decreased 0.8% to Ps. 214 million, as a result of an increase in deferred taxes. Earnings were Ps. 0.54 per share, or U.S.$ 0.33 per American Depositary Share (ADS).
▪	Total Master Development Plan (MDP) and strategic investment expenditures were Ps. 152 million.

Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) increased 5.0% to 84,204 operations. This marks the first quarter of growth in flight operations in two years. Domestic flight operations increased 5.6% and international operations increased 0.9%.

Total passenger traffic increased 11.5% (+370,519 passengers). All thirteen airports recorded growth, with the most significant increases in Monterrey (+8.6%; +137,791), Culiacán (+11.6%; +34,331), and Reynosa (+33.7%; +29,066). See Annex Table 1, Passenger Traffic for more detail.

Of total passenger traffic, 87.4% was domestic, and 12.6% was international. Commercial aviation accounted for 97.8% of passenger traffic and general aviation 2.2%. Monterrey generated 48.6% of passenger traffic, Culiacán 9.2%, and Chihuahua 6.6%.

Domestic passenger traffic increased 12.3% (+341,400 passengers). All thirteen airports increased domestic traffic. Monterrey (+9.1%; +124,725) traffic increased on the Mexico City, Cancún, Querétaro, and Guadalajara routes. Culiacán (+11.6%; +33,823) increased traffic on its Tijuana and Mexico City routes. Reynosa (+33.8%; +29,055) had growth on its Mexico City, Guadalajara, and Cancún routes.

Fourteen domestic routes opened during the quarter, while nine closed.

[2] Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

International passenger traffic increased 6.9%. Ten airports increased international traffic. Monterrey (+5.6%; +13,066 passengers) increased traffic on its Atlanta route. Zacatecas (+29.1%; +5,669) benefitted from increased traffic on the Los Angeles and Dallas routes. Three airports had reduced international passenger traffic, including Mazatlán (-3.3%; -1,857 passengers), principally as a result of the reductions on its routes to Phoenix and Toronto.

Air Cargo volumes decreased 1.1%. Of total air cargo volume, 62.9% was domestic and 37.1% was international.

Non-Aeronautical and Commercial Operations

During 2Q14, nine new retail, restaurant, and banking services opened in our airports, reflecting the continuous improvement in the commercial and service offerings in OMA’s airports, as a result of the implementation of our commercial strategy. The commercial space occupancy rate was 96.0% in 2Q14.

NH Terminal 2 Hotel Operations

The NH T2 hotel in the Mexico City International Airport revenues rose 16.0%, principally as a result of a 16.4% increase in the average room rate. The hotel had an average occupancy rate of 79.7%.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 11.4% to Ps.638 million. Domestic passenger charges increased 11.0% and international passenger charges increased 15.9%, principally as a result of traffic growth. Other aeronautical services revenue increased 8.9%, principally as a result of increases in leases and access rights.

Monterrey contributed 46.5% of aeronautical revenues, Culiacán, 9.3%, Chihuahua, 6.5%, and Mazatlán, 5.8%.

Aeronautical revenues per passenger decreased 0.1% to Ps. 178.2.

Non-aeronautical revenues increased 11.3%, principally because of growth in revenues from diversification (+12.9%), and commercial (+8.2%) services. The line items that had the most significant effect on revenue growth were:

•	NH T2 hotel revenues increased 16.0% to Ps. 49 million. Revenue per available room (RevPAR) was Ps. 1,417 in 2Q14, 10.9% higher than 2Q13.
•	Checked baggage screening revenues rose 32.8% as a result of having reached contractual agreements with 100% of the airlines effective August 2013 and an increase in passenger volumes.
•	Parking revenues increased 10.9% as a result of increased passenger traffic, the opening of a long-term parking lot for Monterrey Terminal B with an additional 106 parking spaces, and a rate promotional strategy.
•	Car rental services rose 15.1% to Ps. 12 million, principally because of increased supply starting in the second half of 2013 and increased rental payments based on sales.
•	Restaurant revenues increased 12.8%, as a result of an increase in rent payments based on sales.
•	Advertising revenues decreased 5.4%, principally as a result of lower sales.

(Ps. Thousands)	2Q13	2Q14	% Var	2013	2014	% Var
Commercial Activities:						
Parking	31,220	34,607	10.9	60,278	67,683	12.3
Advertising	18,910	17,894	(5.4)	35,134	35,759	1.8
Retail (1)	14,403	15,709	9.1	29,000	31,594	8.9
Restaurants	11,463	12,933	12.8	21,954	25,578	16.5
Car Rentals	10,194	11,734	15.1	20,197	23,127	14.5
Passenger Services	1,108	2,137	92.9	8,240	4,226	(48.7)
Time Shares & Hotel Promotion	3,782	3,435	(9.2)	7,410	7,691	3.8
Other Comercial Revenues (2)	5,380	5,883	9.3	10,796	11,812	9.4
Total Revenues from Commercial Activities:	**96,459**	**104,331**	**8.2**	**193,008**	**207,470**	**7.5**
Diversification Activities:						
Hotel Services (NH Terminal 2 Hotel)	42,099	48,851	16.0	82,444	96,564	17.1
OMA Carga (Air Cargo Logistics Service)	10,201	10,368	1.6	18,986	21,050	10.9
Real Estate Services	1,894	1,982	4.7	4,131	3,790	(8.3)
Total Revenues from Diversification Activities:	**54,194**	**61,201**	**12.9**	**105,561**	**121,403**	**15.0**
Complementary Activities:						
Checked Baggage Screening	14,622	19,420	32.8	27,227	35,727	31.2
Leases (3)	13,852	14,296	3.2	27,461	30,163	9.8
Access Rights	1,798	1,955	8.7	3,903	3,940	0.9
Total Revenues from Complementary Activities:	**30,272**	**35,670**	**17.8**	**58,591**	**69,830**	**19.2**
Cost Recovery	**7,707**	**8,684**	**12.7**	**15,301**	**18,309**	**19.7**
Non- Aeronautical Revenues	**188,632**	**209,885**	**11.3**	**372,461**	**417,013**	**12.0**
Non-Aeronautical Revenues/Passenger (Ps.)	58.8	58.6	(0.3)	59.7	61.2	2.5

(1) Includes stores and duty free

(2) Includes communications, finnancial services and VIP lounges

(3) Leasing of space to airlines and complementary service providers for non- essential activities

See Notes to the Financial Information

Monterrey contributed 38.8% of non-aeronautical revenues, the NH T2 hotel, 23.3%, Mazatlán 4.3%, Culiacán, 4.0%, and Chihuahua 4.0%.

Non-aeronautical revenues per passenger decreased 0.3% to Ps. 58.6. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, decreased 1.5% to Ps. 45.0.

Non-aeronautical revenues were 24.8% of total aeronautical and non-aeronautical revenues.

Construction revenues were Ps. 49 million; construction revenues represent the value of improvements to concessioned assets made during the quarter, are equal to construction costs recognized, and do not generate either a gain or a loss. (See Notes to the Financial Information.)

Total revenues increased 8.3% to Ps. 896 million.

Costs and Operating Expenses

Total cost of services and general and administrative expenses, excluding hotel costs and expenses, increased 0.2%. The principal variations were:

▪	Minor maintenance decreased 13.9%.
▪	Subcontracted services, including tax and legal advisory services, increased 5.9%.

Construction costs are equal to construction revenues and do not generate a gain or loss.

The airport concession tax increased 10.8% because of the growth in revenues.

The technical assistance fee increased 23.9% as a result of the increase in EBITDA.

Depreciation and amortization increased 6.0%, principally as a result of increased investments.

As a result of the foregoing, total costs and expenses increased 4.0% to Ps. 534 million.

Adjusted EBITDA and Operating Income

Adjusted EBITDA increased 12.8% to Ps. 457 million in 2Q14. The Adjusted EBITDA margin increased 70 basis points to 53.9%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income increased 15.3% to Ps. 362 million, with an operating margin of 40.4%.

Financing Expense

Financing expense was Ps. 39 million in 2Q14. The decrease was principally the result of a reduced exchange loss. In addition there was a gain from a change in the estimate of the present value of the maintenance provision.

Taxes

The tax provision was Ps. 109 million. This includes Ps. 76 million in cash tax payments as a result of an increase in the taxable base. Ps. 63 million were deferred taxes. The variation in deferred taxes in 2Q14 as compared to the prior year period is principally the effect of the repeal of the IETU tax effective January 1, 2014.

Net Income

Consolidated net income decreased 0.8% to Ps. 214 million, principally as a result of the increase in deferred taxes.

Earnings per share, based on net income of the controlling interest, were Ps. 0.54, or U.S.$ 0.33 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

MDP and Strategic Investment Expenditures

Total investment expenditures were Ps. 152 million during 2Q14, including MDP projects at the 13 airports and strategic investments. Expenditures under the MDP included improvements to concessioned assets of Ps. 49 million, various smaller accounts, and major maintenance. Major maintenance was Ps. 71 million in 2Q14, which was charged to the maintenance provision, reducing this long-term liability. Strategic investments were Ps. 31 million in 2Q14.

The most important investments during the second quarter included:

Debt

As of June 30, 2014, total debt was Ps. 6,213 million and net debt was Ps. 1,716 million. The ratio of net debt to Adjusted EBITDA was 0.99.

On June 16, 2014, OMA issued Ps. 3,000 million in seven year notes (certificados bursátiles, ticker OMA14) at a fixed rate of 6.85%. The objectives of the issuance were to fix interest payments and to extend the maturity profile of debt by prepaying Ps. 1,300 million in outstanding floating-rate notes (OMA11), and to finance MDP and strategic investments. The OMA11 notes were paid on July 11, 2014 (see Subsequent Developments).

Cash Flow Statement

For the first six months of 2014, operating activities generated cash of Ps. 602 million compared to Ps. 526 million during the same period of 2013. The increase was principally the result of an increase in taxes and accrued expenses, as well as accounts payable.

Investing activities, as presented in the cash flow statement, used cash of Ps. 173 million. OMA made investments including: Ps. 136 million in the cash flow statement under investment in airport concessions and Ps. 60 million in property, plant and equipment.

Financing activities generated an inflow of Ps. 2,533 million. This amount included Ps. 3,839 million in borrowings. On May 20, 2014, the first of four installments of the capital reimbursement approved by the Shareholders’ Meeting on April 10, 2014 was paid in the amount of Ps. 400 million, or Ps. 1.00 per share.

Cash increased Ps. 2,963 million in the first six months of 2014. The balance of cash and cash equivalents was Ps. 4,497 million as of June 30, 2014. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

Revised 2014 Outlook

As a result of the growth in passenger traffic volumes during the first half of the year, and taking into account the route expansion plans of airline clients, OMA is updating its full year outlook for 2014.

OMA estimates that total passenger traffic growth for 2014 will be between 6% and 8% (previously 4% to 6%). The growth in the sum of aeronautical and non-aeronautical revenues is estimated to be between 9% and 11% (previously 8% to 10%).

The Adjusted EBITDA margin is expected to be between 52% and 54% (previously 51% to 53%).

Master Development Plan investments are expected to be in the range of Ps. 600 to 750 million (unchanged), net of the recognition of land purchases made in prior years (Ps. 178 million in 2014). In addition, strategic investments, principally for diversification projects, are expected to be Ps. 250 to 300 million (previously Ps. 250 to 450 million).

OMA is providing this outlook based on internal estimates. A number of factors could have a significant effect on the estimates of traffic, revenue growth, Adjusted EBITDA, and Capex. These include changes in airline expansion plans, ticket prices and other factors affecting traffic volumes, the evolution of commercial and diversification projects, and economic conditions including oil prices, among others. OMA can provide no assurance that the Company will achieve these results.

Subsequent Events

Prepayment of Ps. 1,300 million in OMA11 notes: On July 11, 2014, OMA prepaid the Ps. 1,300 million in long term notes issued in 2011 using a part of the proceeds of the OMA14 notes issued on June 16, 2014 for Ps. 3,000 million.

Second capital reimbursement payment of Ps. 300 million: On July 22, 12014, OMA paid the second of four installments of the capital reimbursement approved by Annual Shareholders’ Meeting on April 10, 2014, in the amount of Ps. 300 million (Ps. 0.75 per share).

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 2Q14 earnings conference call on July 25, 2014 at 11 am Eastern time, 10 am Mexico City time.

The conference call is accessible by calling 1-877-870-5176 toll-free from the U.S. or 1-858-384-5517 from outside the U.S. The conference ID is 6318683. A taped replay will be available through August 1, 2014 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

Annex Table 2

Annex Table 3

Annex Table 4

Unaudited Consolidated Cash Flow Statement

(Thousands of Pesos)

	As of June 30th,		
	2013	**2014**	**% Var.**
Operating Activities			
Consolidated Net Income	**441,749**	**471,915**	**6.8**
Income Tax	117,680	146,374	24.4
Doubtful Accounts Provision	(3,762)	(629)	(83.3)
Items in Results Related to Investing Activities			
Depreciation and Amortization	99,512	105,097	5.6
(Profit) / Loss on Sales of Machinery and Equipment - Net	(16,965)	1,448	
Major Maintenance Provision	82,104	84,146	2.5
Interest Income	(37,106)	(27,755)	(25.2)
Items in Results Related to Financing Activities			
Interest Expense	83,118	100,558	21.0
Non-Paid Exchange Fluctuation	2,867	(836)	(129.2)
Changes in Fair Value	7,072	(17,880)	n.a.
	776,269	**862,438**	**11.1**
Changes in:			
Trade Accounts Receivable - Net	(40,631)	(39,431)	(3.0)
Recoverable Taxes	90,854	6,760	(92.6)
Other Accounts Receivable	(13,366)	(12,549)	(6.1)
Accounts Payable	2,785	(36,385)	n.a.
Taxes and Accrued Expenses	8,584	71,326	n.a.
Taxes Paid	(103,255)	(83,851)	(18.8)
Accounts Payable to Related Parties	(72,428)	(55,930)	n.a.
Major Maintenance Provision	(130,585)	(119,711)	(8.3)
Other Long Term Liabilities	7,775	9,441	21.4
Net Flow from Operating Activities	**526,002**	**602,108**	**14.5**
Investment Activities			
Land, Building, Machinery and Equipment Acquisition	(36,290)	(59,996)	65.3
Investment in Airport Concessions	(133,003)	(136,260)	2.4
Other Assets	(500)	(4,551)	810.2
Charge for Sale of Machinery and Equipment	64,004	399	n.a.
Interest Income	37,102	27,755	(25.2)
Net Flow from Investing Activities	**(68,687)**	**(172,653)**	**151.4**
Cash Flow before Financing Activities	**457,315**	**429,455**	**(6.1)**
Financing Activities			
Repurchase of Shares	-	(109,592)	n.a.
Loans - Disbursed	2,099,031	3,838,568	82.9
Loans - Paid	(1,171,558)	(729,326)	(37.7)
Interest Expense	(49,052)	(84,222)	71.7
Increase in the Non-Controlling Interest	4,900	14,592	n.a.
Capital Reimbursement	(399,128)	(396,884)	n/a
Net Cash Flow from Financing Activities	**484,193**	**2,533,136**	**423**
Net Increase (Reduction) in Cash and Cash Equivalents	**941,508**	**2,962,591**	**214.7**
Cash and Equivalents at Beginning of Period	1,152,433	1,534,006	33.1
Cash and Equivalents at End of Period	**2,093,941**	**4,496,597**	**114.7**

See Notes to the Financial Information

Annex Table 5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of June 30, 2013 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid in Capital	Retained Earnings	Reserve for Repurchase of shares	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2012	398,559,217	2,698,691	29,786	3,287,992	373,869		16,987	6,397,394
Capital Reimbursement		(1,200,000)						(1,200,000)
Reissuance (Repurchase) of Shares - Net	(2,372,071)	(15,995)			(93,598)			(109,593)
Increase in Non-Controlling Interest							14,593	14,593
Comprehensive Income (Loss)				471,389		-	526	471,915
Balance as of June 30, 2013	396,187,146	1,482,696	29,786	3,759,381	280,271	(9,931)	32,106	5,574,309

See Notes to the Financial Information

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of June 30, 2013 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid in Capital	Retained Earnings	Reserve for Repurchase of shares	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2013	399,127,527	3,897,168	29,786	2,083,582	404,774	(7,923)	8,569	6,415,956
Capital Reimbursement								
Increase in Non-Controlling Interest							4,900	4,900
Comprehensive Income (Loss)				440,666			913	441,148
Balance as of June 30, 2014	399,127,527	2,697,168	29,786	2,524,248	404,774	(8,354)	14,382	5,662,004

See Notes to the Financial Information

Annex Table 6

Annex Table 7

In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

Company	Name
Actinver Casa de Bolsa	Ramón Ortiz
Bank of America Merrill Lynch	Sara Delfim
Barclays Bank PLC	Pablo Monsiváis
BBVA Bancomer	Jean Baptiste Bruny
Citigroup	Stephen Trent
Credit Suisse	Santiago Perez Teuffer / Ana Zinser / Bruno Savaris
Deutsche Bank	Esteban Polidura / Daniela Najar
Grupo Bursátil Mexicano (GBM)	Bernardo Vélez / Luis Willard
Grupo Financiero Interacciones	Francisco Guzmán
HSBC	Alexandre P. Falcao
Intercam Casa de Bolsa	Alejandra Marcos
Invex	Octavio Díaz
J.P. Morgan	Fernando Abdalla / Carlos Louro
Morgan Stanley	Eduardo S. Couto / Augusto Ensiki / Ricardo L Alves
Santander	Ana Gabriela Reynal
Scotiabank	Rodrigo Echagaray / Karla Peña
UBS Brasil CCTVM	Victor Mizusaki / Rodrigo Fernandes
Vector	Marco Montañez

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization minus construction revenue plus construction expense and maintenance provision. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provide a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies. Adjusted EBITDA is not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the third five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: This fee is charged as the higher of U.S.$ 3.0 million per year or 5% of EBITDA before technical assistance. The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

▪	Webpage http://ir.oma.aero
▪	Twitter http://twitter.com/OMAeropuertos
▪	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: July 25, 2014